Exhibit 99.1

BTQ Technologies Signs MOU with ITCENGLOBAL, a KRW 8.9 Trillion Korean IT Group, to Advance Post-Quantum Security Across Korea's Financial, Public-Sector, and Enterprise Infrastructure

Collaboration with ITCENGLOBAL's security platform subsidiary, ITCEN PNS, will integrate post-quantum cryptography, secure authentication, and quantum-safe infrastructure for financial, public-sector, and enterprise systems

VANCOUVER, BC, Aug. 13, 2026 /CNW/ -- BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global technology company building the trust infrastructure for the quantum era, today announced that it has signed a Memorandum of Understanding ("MOU") with ITCENGLOBAL CO., Ltd. ("ITCENGLOBAL") (KOSDAQ: 124500), one of Korea's largest IT services groups, through its listed security platform subsidiary ITCEN PNS Co., Ltd. ("ITCEN PNS") (KOSDAQ: 232830).

The signed MOU establishes a framework for collaboration between BTQ and ITCEN PNS to integrate post-quantum cryptography ("PQC"), quantum-safe authentication, and next-generation security infrastructure for Korean and international markets. The collaboration will focus on areas where quantum-resistant security is becoming increasingly important, including financial networks, digital identity, biometric authentication, public-sector systems, and enterprise security platforms.

Partner Scale and Market Position

ITCENGLOBAL is the holding company of the ITCEN Group, a KOSDAQ-listed Korean IT services group operating approximately 20 subsidiaries across public-sector infrastructure, finance, cloud, AI, security, enterprise IT, and digital asset platforms. The group reported consolidated revenue of approximately KRW 8.9 trillion (approximately US$6 billion) for the 2025 fiscal year, with its IT services segment contributing approximately KRW 1.2 trillion, and was upgraded to the Premier Companies section of the KOSDAQ market in 2026.

The group's operating companies hold long-standing positions in Korea's most sensitive infrastructure markets. ITCEN Entec, formerly Ssangyong Information & Communications, is recognized as Korea's first systems integration company and serves public-sector, defense, and large enterprise customers. ITCEN CTS, formerly Comtec Systems, is a leading network integration provider, and ITCEN Cloit operates the group's cloud managed services business, including operations in Japan.

ITCEN PNS, formerly Secucen Co., Ltd., is the group's dedicated security platform subsidiary and has been independently listed on the KOSDAQ market since 2023. The company develops biometric authentication, electronic signature, mobile security, data security, and digital financial security solutions, and its systems are deployed across Korean banks and insurers.

Regulatory-Grade Post-Quantum Credentials

ITCEN PNS has been active in the practical deployment of quantum-resistant cryptography in Korea. In July 2026, the company obtained KCMVP validation -- Korea's national cryptographic module validation program -- for a hybrid cryptographic module that combines established public-key cryptography with NIST-standardized post-quantum algorithms, including ML-KEM for key encapsulation. KCMVP validation is a prerequisite for cryptographic products supplied into Korean government and public institution environments.

The company also has capabilities in KPQC, the Korean post-quantum cryptography standard, and participated in the Korea Internet & Security Agency's Zero Trust pilot program, in which a quantum-resistant security model was applied in a domestic banking environment.

Strategic Rationale

The collaboration aligns BTQ's post-quantum security capabilities with ITCEN PNS's certified cryptographic products and the ITCEN Group's established delivery channels across public-sector, financial, and enterprise customers in Korea.

"ITCENGLOBAL is one of Korea's most significant technology groups, with deep relationships across public-sector, financial, and enterprise infrastructure," said Olivier Roussy Newton, CEO and Chairman of BTQ Technologies. "ITCEN PNS has already done the difficult work of taking post-quantum cryptography through national validation and into live financial environments. That combination of regulatory credibility and real deployment channels is exactly what turns quantum-safe technology into adoption. Korea is one of the most important markets globally for the transition to quantum-safe infrastructure, and this collaboration supports BTQ's mission of Building Trusted Quantum technologies for the systems that matter most."

Post-quantum cryptography is becoming a priority for governments, financial institutions, and critical infrastructure operators as organizations prepare for the long-term security risks posed by quantum computing. Sensitive information protected by today's cryptographic systems may be vulnerable in the future, creating an urgent need for migration planning, testing, and deployment of quantum-resistant security technologies.

Under the signed MOU, BTQ and ITCEN PNS will evaluate opportunities to integrate, test, and commercialize quantum-safe security solutions across relevant use cases. These include secure financial communications, digital identity systems, biometric authentication platforms, blockchain and Web3 security, and broader enterprise and government security infrastructure.

The MOU further strengthens BTQ's presence in Korea, where the Company has continued to build relationships across post-quantum cryptography, hardware-rooted security, financial infrastructure, and quantum-safe communications. The collaboration with ITCENGLOBAL and ITCEN PNS reflects BTQ's strategy of working with established regional partners that have direct access to enterprise, financial, and public-sector deployment environments.

"ITCEN PNS is focused on building next-generation security platforms for public institutions, financial organizations, and enterprise customers," said Won-gyu Park, Chief Executive Officer of ITCEN PNS. "As organizations prepare for the post-quantum transition, technical credibility and implementation experience will be critical. BTQ has established meaningful expertise in post-quantum cryptography, quantum-safe networks, and hardware-rooted security architectures. This collaboration gives us a strong framework to evaluate how those capabilities can be applied to practical security environments across Korea's financial, public-sector, and enterprise infrastructure."

About ITCENGLOBAL

ITCENGLOBAL CO., Ltd. (KOSDAQ: 124500) is the holding company of Korea's ITCEN Group, providing technology services across public-sector, financial, enterprise, cloud, AI, security, digital transformation, and digital asset markets. Founded in 2005 and listed on the KOSDAQ market in 2014, the group operates approximately 20 subsidiaries, including ITCEN Entec, ITCEN CTS, ITCEN Cloit, ITCEN CORE, and ITCEN PNS. Formerly known as Itcen Co., Ltd., the company changed its name to ITCENGLOBAL in April 2025.

About ITCEN PNS

ITCEN PNS Co., Ltd. (KOSDAQ: 232830) is the security platform subsidiary of the ITCEN Group, listed on the KOSDAQ market since 2023. Formerly Secucen Co., Ltd., the company develops biometric authentication, electronic signature, mobile and data security, and post-quantum cryptography solutions for financial institutions, public agencies, and enterprises in Korea.

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.tech; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.tech

CO: BTQ Technologies Corp.

CNW 07:30e 13-AUG-26